Management's Discussion and Analysis
For the Three and Nine Months Ended September 30, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or the "Company” or “we” or “our”). This MD&A should be read in conjunction with the Company's condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2020 (the "Financial Statements"), which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A includes information available to, and is dated, October 28, 2020. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: gold production, cash operating costs, and AISC (as defined hereinafter) estimates and guidance for 2020; sustaining and development capital expenditure estimates and guidance for 2020; the Company’s achievement of 2020 guidance; the ability to expand the Company and its production profile through the exploration and development of its existing mine, and through strategic value accretive acquisitions; expected grade and mining rates for 2020; the intended expansion of production and reduction of costs; estimated costs and timing of the development of new mineral deposits and sources of funding for such development; the sources of gold production at Wassa Underground during 2020; the anticipated delivery of ore pursuant to delivery obligations under the RG Stream Agreement; the ability to continue to refine doré at the South African refinery and ship gold across borders; the mining rate and grade from Wassa Underground; the processing of low grade stockpiles at Wassa; implementation of the brownfield and greenfield exploration programs at Wassa, including the focus on near mine targets in and around Wassa and on regional exploration targets within the Wassa-HBB area, and the timing thereof; the increase of exploration activities in the wider Wassa-HBB project area; the acceleration of the growth and development of the resource base at Wassa; the ability to identify opportunities to further expand Golden Star’s business; the ability to materially increase production at Wassa through development capital investments; the use of the non-hedge gold collar contracts; the intended reduction of costs for the next twelve months; the delivery of a range of operational initiatives that improve the consistency of the operations and visibility of the longer-term potential of the operations; the timing for rehabilitation work and the expected discounted rehabilitation costs; the ability of the Company to repay the Convertible Debentures when due or to restructure them or make alternate arrangements; the securing of adequate supply chains for key consumables and medical supplies; the Company having sufficient cash available to support its operations and mandatory expenditures for the next twelve months; the extension of the Company’s gold price protection hedging program into 2021 and 2022; the sale of Prestea strengthening Golden Star's balance sheet; the acceleration of growth and development of the large resource base at the Wassa mine; the Company increasing exploration activities in the wider Wassa-HBB project area and looking for other opportunities to further expand our business; planned exploration at Wassa, including Portable X-Ray and Air Core drilling, and the timing and budget thereof; the Company having adequate resources to continue as a going concern; the Company’s ability to generate sufficient free cash flow and/or raise additional financing; the potential impact of the COVID-19 pandemic ("COVID-19") on the Company’s operations and the ability to mitigate such impact; the receipt by Golden Star of the deferred payments of $5 million on or before March 31, 2021, $10 million and the net working capital adjusted balancing payment on July 31, 2021 and $15 million on July 31, 2023 as per the terms of the SPA (as defined hereinafter), and the timing thereof; the receipt by Golden Star of the Contingent Payment (as defined hereinafter), and the potential timing and amount thereof; Future Global Resources’ ability to deliver the Bogoso Sulfide Project; the outcome of the Prestea severance claim; the availability of mineral reserves in 2020 and 2021 based on the accuracy of the Company's updated mineral reserve and resource models; the ability to expand the mineral reserves of the Company through further drilling; the potential to increase the Company’s mineral resources outside of its existing mineral resources footprint; the anticipated impact of increased exploration on current mineral resources and mineral reserves; identification of acquisition and growth opportunities; relationships with local stakeholder communities; and the potential incurrence of further debt in the future.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, ore type, the global economic climate including as a result of the continuing impact of COVID-19, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; the risk of the Company having a single producing mine following the sale of Prestea, including the potential impact of any disruption in Wassa's operations to the Company's operating and financial results; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2019 (filed on March 27, 2020). Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements serve to provide for the purpose of providing information about management's current expectations and plans and to allow investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by S. Mitchel Wasel, Vice President Exploration of Golden Star, and Matthew Varvari, Vice President, Technical Services of Golden Star, each of whom is a Qualified Person pursuant to National Instrument 43-101 ("NI 43-101"). All mineral reserves and mineral resources were calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves and investors are reminded that mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to the Wassa mineral property mentioned in this MD&A that is considered to be a material mineral property of the Company is contained in Golden Star's Annual Information Form for the year ended December 31, 2019 and the following current technical report that is available at www.sedar.com: “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana” effective date December 31, 2018.

Cautionary note to U.S. Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. Pursuant to NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. Investors are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.
OVERVIEW OF GOLDEN STAR

Golden Star is an established, African-focused gold producer that holds a 90% interest in the Wassa gold mine (“Wassa”) through its 90% owned Ghanaian subsidiary, Golden Star (Wassa) Limited. The remaining 10% interest in Wassa is held by the Government of Ghana in accordance with applicable laws.

Development of the Wassa underground mine (“Wassa Underground”) commenced in July 2015 and commercial production was achieved on January 1, 2017. In January 2018, Wassa transitioned to an underground-only operation.

Until September 30, 2020, the Company also held a 90% interest in Golden Star (Bogoso/Prestea) Limited (“GSBPL”) which owns and operates the Bogoso/Prestea property (“Prestea”), which contains the Prestea underground gold mine (“Prestea Underground”), the Prestea open pit gold mine (and satellite pits) including Prestea South and Mampon, the Bogoso/Prestea refractory deposits (which have been on care and maintenance since the third quarter of 2015) and the Bogoso/Prestea processing plants. Further details relating to the sale of Prestea which occurred on July 26, 2020 are detailed below under “Corporate Developments”.

Golden Star aims to grow into a best-in-class, mid-tier gold producer and, as the winner of the Prospectors & Developers Association of Canada's 2018 Environmental and Social Responsibility Award, is committed to leaving a positive and sustainable legacy in its areas of operations.

The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada and Ghana, and with the SEC in the United States.

CORPORATE DEVELOPMENTS

Sale of Prestea

On July 26, 2020, the Company and its wholly-owned subsidiary, Caystar Holdings (“Caystar”), entered into a share purchase agreement (the “SPA”) with Future Global Resources Limited ("FGR"), a subsidiary of Blue International Holdings ("BIH"), providing for the sale by Caystar and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of the 90% shares of GSBPL.

Consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to FGR for a deferred consideration which is guaranteed by BIH and payable by FGR to Golden Star in stages as follows:
•$5 million of cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana in relation to Prestea, and (ii) March 30, 2021;

•$10 million of cash and the net working capital adjusted balancing payment (as described in the SPA) of $4 million to be paid on July 31, 2021; and
•$15 million of cash to be paid on July 31, 2023.

Under the terms of the SPA, the net working capital adjusted balancing payment component of the deferred consideration is still being finalized and could be subject to change.

Contingent Payment

In addition to the deferred consideration, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones set out hereinafter in respect of the development of the Bogoso Sulfide Project (the "Contingent Payment"). The triggering event for the Contingent Payment is the earlier of (i) the date of a formal decision to proceed with the Bogoso Sulfide Project ("Decision to Proceed") is made, or (ii) the date on which an aggregate of 5% of the sulfide mineral resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource have been extracted. The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:
•$20 million, if the average spot gold price is less than or equal to $1,400 per ounce (“/oz”);
•$30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
•$40 million, if the average spot gold price is greater than $1,700/oz.

The Contingent Payment is payable in two tranches:
•50% at the time of (i) the Decision to Proceed, or (ii) declaration that 5% of the sulfide mineral resources have been extracted; and
•50% at the time of the first anniversary of (i) achieving commercial production following the Decision to Proceed, or (ii) the declaration that 5% of the sulfide mineral resources have been extracted.

Restructuring of the Royal Gold Streaming Agreement

Concurrent with the completion of the sale of Prestea, Caystar Finance Co., a wholly-owned subsidiary of Golden Star (“Caystar Finance”), and RGLD Gold AG, an affiliate of Royal Gold, Inc., entered into an amended and restated streaming agreement (the “RG Streaming Agreement”) to inter alia assign and transfer the rights and obligations of Caystar Finance under the previous stream agreement as they pertain to Bogoso, GSBPL and Prestea, to Bogoso. As a result of the latter, Wassa now retains the remaining Tier One streaming obligation toward RGLD Gold AG, which relates to the delivery of gold at a rate of 10.5% of production with a cash purchase price of 20% of the spot price until 240,000 ounces have been delivered. Following the delivery of the remaining Tier One obligation, the streaming obligation at Wassa will transition into the Tier Two structure, pursuant to which Golden Star will deliver to RGLD Gold AG 5.5% of its gold production with a cash purchase price of 30% of the spot price.

The results of Prestea for the period to the date of sale, as well as the comparative periods, have been presented as discontinued operations in the financial results and cash flows of the Company.

The sale of Prestea strengthens Golden Star's balance sheet as it eliminates the negative net working capital position, deferred revenue and rehabilitation liabilities, as they relate to Prestea, from the balance sheet, and is expected to provide a cash inflow in excess of $30 million by 2023. Given the resulting improvement in its financial position, the Company is planning to accelerate the growth and development of the large resource base at Wassa, increase exploration activities in the wider Wassa-HBB project area and focus additional resources on identifying opportunities to further expand the business.

Severance claim

On September 15, 2020, certain employees of GSBPL initiated proceedings before the courts in Ghana, claiming that the completion of the transaction for the sale of 90% of the interest in GSBPL would trigger the termination of their existing employments, entitling them to severance payments. GSBPL has retained defense counsel and is vigorously defending the claim given no employments were severed, amended or modified upon the completion of the sale transaction on September 30, 2020, and GSBPL continues to operate with existing contracts and contractual terms being honoured.

COVID-19 pandemic

The Company has been closely monitoring the impact of COVID-19 pandemic. In respect of the Company’s operations, Golden Star has been proactive in its response to the potential threats posed by COVID-19 and has implemented a range of policies, procedures and practices to protect the health and well-being of its employees and host communities whilst continuing to operate, to the extent possible, in the ordinary course of business.

As at October 21, 2020, the Ghana Health Services had reported 47,690 known cases of COVID-19 in Ghana of which there are 46,887 recoveries, 316 deaths and 487 active cases. The majority (>50%) were identified from the Greater Accra Region. A total of 2,974 positive cases had been confirmed in the Western Region, the region where Wassa mine is located. Ghana reports having the second highest testing rate of all African nations with over 519,000 tests conducted as at October 21, 2020. Testing and contact tracing are strictly controlled by the Government of Ghana and the Ghana Health Service has established rapid response teams in all municipalities and districts. Other ongoing controls include mandatory wearing of masks in public, distancing protocols and ongoing measures to reduce public gatherings. Given the relatively low number of cases, the Government of Ghana made the decision towards the end of the quarter to re-open international borders subject to certain requirements.

During the third quarter of 2020 ("Q3 2020"), our operations in Ghana had experienced 178 personnel that were suspected or volunteered for COVID-19 testing with 38 confirmed cases. The Company's new in-house Polymerase Chain Reaction testing capability allows for more rapid diagnosis and management response. This significantly reduced the number of people required to isolate as a result of contact tracing, and with Ghana border re-opening and other company internal controls, has enhanced our screening protocols enabling the return of expatriate staff to the operation. Given the relatively low number of COVID-19 cases, the operating impact during Q3 2020 was limited. As at October 14, 2020, there were zero suspected or confirmed COVID-19 cases in our workforce, which has been the status for the previous six weeks. To reduce risk to vulnerable people, the Company has implemented a parallel major program of workforce medical surveillance for potentially at-risk personnel, with individual management plans developed to reduce risk to those individuals. As a major employer and therefore catalyst for rural economic stimulus in the host communities, we understand that our continued operations are critical to the health and well-being of our workforce and the thousands of people that they support both directly and indirectly.

Following the re-opening of the country's international borders, we have seen a return to commercial flights which had a positive impact on the transportation of gold doré from Ghana to the refining facilities in South Africa. Accordingly, the Company was able to reduce the use of charter flights. The refinery in South Africa has continued operations largely unaffected. The Company continues to monitor and manage the supply chain risk closely and remains in regular contact with key suppliers and stakeholders. Detailed business continuity planning has been conducted based on a range of scenarios and potential outcomes which could materialize as the situation continues to evolve.

Class Action Complaint

During the quarter under review, the federal securities class action complaint (the “Complaint”) filed against Golden Star before the US District Court in the State of California, USA, in April 2020, alleging that the Company published false and misleading statements to artificially inflate the price of its common shares in violation of the US Securities Exchange Act of 1934, was voluntarily dismissed by the plaintiff.

Restructuring of the Macquarie Credit Facility

On October 9, 2020, the Company announced the amendment of the Company’s credit facility with Macquarie Bank Limited (“Macquarie”) pursuant to which Macquarie upsized the credit facility to $70 million representing a $20 million increase on the outstanding balance of $50 million. This allows the Company to re-draw the two $5 million repayments that were made in June and September 2020 and draw an additional $10 million of new capacity which will be made available in conjunction with the redemption of the 7% convertible debentures maturing in August 2021 (the “Convertible Debentures”). The amendment of the Macquarie Credit Facility ("Macquarie Credit Facility") includes a rescheduled amortization profile which defers the next quarterly repayment to September 2021. These quarterly repayments will then continue to December 2023 when the remaining balance of the Macquarie Credit Facility will be settled by a $25 million bullet payment.

As a condition of amending the Macquarie Credit Facility, the Company has extended its gold price protection hedging program into 2021 and 2022 by entering into zero cost collars with Macquarie for an additional 87,500 ounces with a floor price of $1,600/oz and a ceiling of $2,176/oz in 2021 and $2,188/oz in 2022. These additional positions will mature at a rate of 10,937.5 ounces per quarter from January 2021 to December 2022.

Together with the existing zero-cost collar structures, the Company currently has gold price protection in place for 100,100 ounces at an average floor price of $1,587/oz and an average ceiling price of $2,158/oz.

The upsizing of the Macquarie Credit Facility and deferral of the amortization schedule create $35 million of additional liquidity ahead of the maturity of the Convertible Debentures in August 2021.

At The Market Equity Program

On October 28, 2020, the Company entered into a sales agreement relating to a $50 million “at the market” equity program. The use of proceeds from the “at the market” equity program are for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital.

Exploration Update

Exploration field work resumed in the third quarter of 2020 ("Q3 2020") with a focus on soil sampling programs across six regional targets, resulting in the collection of approximately 2,600 samples. Of the six targets tested, one is situated within the Wassa mining lease and the other five are located within the HBB concessions to the south. Soil sampling programs were completed over all six of these targets and the results are currently being compiled. These targets were selected on favorable geology, structure and as a follow-up to gold anomalies delineated by previous wide spaced regional soil sampling. Exploration expenditures in Q3 2020 totaled $0.5 million of which $0.4 million was expensed and $0.1 million was capitalized.

The initial results have confirmed the previous gold in soil anomalism as well as higher gold values associated with interpreted structures and geological contacts that have been identified using airborne geophysical surveys. Several of these gold anomalies have strike extents of several kilometers and will be followed up during the fourth quarter of 2020. Next steps include field visits by geologists to map and prospect the areas to determine the source of the gold in soil anomalism. Soil samples will also undergo Portable X-Ray Fluorescence analysis to assist with the geological understanding, alteration associations and anomalous pathfinder geochemistry. Air Core drilling is planned to test the most promising gold-in-soil anomalies in 2021.
We have also reassessed the 2020 budgeted Wassa diamond drilling and HBB Air Core drilling programs. With the delayed completion of the 2020 soil programs discussed above as a result of the suspension of programs due to COVID-19, we decided to defer the follow up Air Core drilling programs in order to fully assess the results of the soil programs. As mentioned above, these Air Core programs are now planned for 2021 and the 2020 budgets have been reallocated for further drill testing at Wassa.
A new surface diamond core drilling program commenced at the end of the quarter which included testing the up-dip projection of B-Shoot mineralization south of the current mining areas on the Wassa Underground extensions. Currently, one drill rig is testing a 500 meter gap in the drilling between shallow surface holes and deeper holes on section 19375N. A total of nine holes for around 6,000 meters, testing 800 meters of strike on 200 meter spaced drill fences, is planned for completion by the end of 2020 with a second rig to be mobilized to site in November 2020.
The Company is currently preparing its 2021 exploration programs and may increase the exploration budget in 2021.
Sustainability

Safety

The all injury frequency rate (AIFR) during Q3 2020 was 5.19 and the total recordable injury frequency rate (TRIFR) was 1.00, both an improvement on the second quarter of 2020 ("Q2 2020") and on the 2019 full year. There were no fatal incidents in Q3 2020 and the Company continued the implementation of its safety strategy with a focus in the period on critical risk controls.

2019 Corporate Responsibility Report

During Q3 2020, the Company published its 2019 Corporate Responsibility Report with enhanced disclosure including SASB Metals and Mining Standards, Mining Local Procurement Reporting Mechanism, and Investor Mining and Tailings Safety Initiative disclosures. The new disclosure standards that have been adopted reflect Golden Star’s continued commitment to improved Environmental, Social and Governance (“ESG”) disclosure. In 2019 the Company achieved 100% compliance with water, air, noise and vibration requirements and continued to invest in its alternative livelihood programs which help to minimize illegal mining activities and create sustainable industries that can endure beyond the life of our mining activities. Our flagship ESG project, Golden Star Oil Palm Plantation, delivered record crop yields across plantations in 10 communities to directly support the livelihoods of over 2,000 people. This initiative has been developed on subsistence farms and rehabilitated mining areas to establish an alternative land use, while ensuring that there is no deforestation. The full report and an ESG investor presentation are available on the Company's website at: www.gsr.com/responsibility.

Summer internship

Following the release of the Golden Star Policy on Inclusion and Diversity, the Company advertised internship positions with Women in Mining (WIM) UK and the Golden Star Ladies Club. The Company has now welcomed the new interns, who are completing projects in our corporate development and sustainability teams.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
		2020	2019 [1]	2020	2019 [1]
CONTINUING OPERATIONS - WASSA ONLY
Key operational and financial performance data
Ounces produced	oz	41,609	34,565	126,717	114,831
Ounces sold	oz	40,940	33,875	123,968	114,599

Revenue	$'000	74,235	48,384	203,690	150,269
Mine operating profit	$'000	37,423	17,132	95,915	56,497
Mine operating margin	%	50	35	47	38
EBITDA[2] from continuing operations	$'000	31,167	19,745	91,075	49,685
Adjusted EBITDA[2] from continuing operations	$'000	37,531	15,280	95,159	52,346
Adjusted EBITDA[2] margin	%	51	32	47	35
Net income from continuing operations attributable to Golden Star shareholders[2]	$'000	14,851	6,409	30,317	6,562
–Basic income per share	$/share	0.13	0.06	0.28	0.06
Adjusted net income attributable to Golden Star shareholders[2]	$'000	18,592	1,891	31,886	9,393
–Basic income per share	$/share	0.17	0.02	0.29	0.09
Total capital used by continuing operations	$'000	8,692	13,768	30,472	38,456
Average realized price	$/oz	1,813	1,428	1,643	1,311
Cost of sales per ounce[3]	$/oz	899	923	869	818
Cash operating cost per ounce[3]	$/oz	664	732	643	639
All-in sustaining cost3 4	$/oz	1,023	1,093	979	927

Key other expense/(income) items
Corporate and administrative expenses[5]	$'000	4,703	4,255	14,190	11,502
Finance expense, net	$'000	3,672	3,240	10,596	9,631
Income taxes	$'000	13,782	5,244	35,988	17,724
Other expenses[5]	$'000	2,629	328	2,635	4,005
Loss/(gain) on fair value of financial instruments	$'000	3,735	(4,793)	1,449	(1,344)

TOTAL INCLUDING DISCONTINUED OPERATIONS[1] - WASSA AND PRESTEA
Key operational and financial performance data
Ounces produced	oz	48,437	49,392	149,046	151,098
Ounces sold	oz	47,657	48,538	145,933	150,776

Net loss from discontinued operations	$'000	(43,700)	(2,456)	(54,752)	(18,469)
Net (loss)/income for the period attributable to Golden Star shareholders	$'000	(67,261)	5,960	(58,659)	(5,000)
–Basic (loss)/income per share	$/share	(0.61)	0.05	(0.53)	(0.05)
Total capital	$'000	10,842	16,950	37,468	47,085
Average realized price	$/oz	1,813	1,432	1,641	1,318
Cost of sales per ounce[3]	$/oz	1,149	1,108	1,080	1,046
Cash operating cost per ounce[3]	$/oz	872	888	852	832
All-in sustaining cost3 4	$/oz	1,230	1,233	1,205	1,135

1 Prestea has been presented as discontinued operations and as a result, the results of Prestea have been restated as if Prestea had been discontinued from the start of the comparative period.
2 See “Non-GAAP Financial Measures” section for Mine operating margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and a reconciliation of net (loss)/income attributable to Golden Star shareholders to adjusted net income attributable to Golden Star shareholders.
3 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.
4 Following the sale of Prestea, the comparative numbers in 2019 for all-in sustaining costs have been restated to fully include in Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.
5 The prior year number has been restated to reclassify the corporate severance costs to other expenses and excludes share-based compensation within corporate general and administrative expenses.

Continuing operations - Wassa only
Key operational and financial performance data
•Gold production totaled 41,609 ounces for the Q3 2020 which was 7,044 ounces (20%) higher than the 34,565 ounces for the third quarter of 2019 ("Q3 2019") while for the nine months ended September 30, 2020 ("YTD 2020") production amounted to 126,717 ounces which represents a 10% increase to the gold production for the nine months ended September 30, 2019 ("YTD 2019"). The increase follows increased underground mining volumes due to improved productivities and the processing of lower grade stockpile material in part offset by lower grades realized from the underground operations. Higher production volumes directly impacted on higher sales volumes for both Q3 2020 and YTD 2020. Gold sales for YTD 2020 exclude 2,488 ounces arising from the deferral of the last shipment in September 2020 as a result of a change in the revenue recognition point due to COVID-19.
•Gold revenue totaled $74.2 million in Q3 2020, $25.9 million higher than $48.4 million in Q3 2019 due to a 27% increase in the average realized gold price to $1,813/oz and a 21% increase in gold ounces sold. The Q3 2020 realized gold price per ounce for spot sales averaged $1,915 (Q3 2019 - $1,477) and was assisted by macro-economic developments mostly around COVID-19 uncertainty. This was in part offset by the lower average realized gold price of $881/oz relating to the Company's streaming agreement following the prior year variable component adjustment for deferred revenue resulting from the Wassa mineral resource update.

	Three Months Ended September 30, 2020			Three Months Ended September 30, 2019
	$'000	Ounces	Realized price per ounce	$'000	Ounces	Realized price per ounce
Revenue - Spot sales	70,694	36,920	1,915	45,724	30,952	1,477
Cash proceeds	1,552			866
Deferred revenue recognized	1,989			1,794
Revenue - Stream arrangement	3,541	4,020	881	2,660	2,923	910
Total	74,235	40,940	1,813	48,384	33,875	1,428
•Gold revenues for YTD 2020 amounted to $203.7 million, up 36% compared to $150.3 million in the same period in 2019. This was primarily due to a 25% higher average realized gold price of $1,643/oz assisted by global macro-economic factors following uncertainty around the COVID-19 outbreak that benefited gold markets and an 8% increase in ounces of gold sold.

	Nine Months Ended September 30, 2020			Nine Months Ended September 30, 2019
	$'000	Ounces	Realized price per ounce	$'000	Ounces	Realized price per ounce
Revenue - Spot sales	192,991	111,246	1,735	139,870	102,827	1,360
Cash proceeds	4,409			3,173
Deferred revenue recognized	6,290			7,226
Revenue - Stream arrangement	10,699	12,722	841	10,399	11,772	883
Total	203,690	123,968	1,643	150,269	114,599	1,311
•Mine operating profit amounted to $37.4 million in Q3 2020, an increase of 118% on the profit of $17.1 million generated in Q3 2019 while the mine operating margin improved from 35% to 50% for the same period comparatives. On a YTD 2020 basis, mine operating profit increased by 70% or $39.4 million to $95.9 million while the mine operating margin increased from 38% to 47%. The increases were driven by higher gold spot markets which in combination with higher sales volumes translated into higher revenues. This was offset by higher mine operating costs due to predominantly higher variable costs associated with higher mining and processing volumes and increased royalties driven by increased revenue.
•EBITDA (see “Non-GAAP Financial Measures”) from continuing operations amounted to an income of $31.2 million for Q3 2020 (Q3 2019 - income of $19.7 million) and an income of $91.1 million for YTD 2020 (YTD 2019 - $49.7 million). When adjusted for the loss/gain on fair value of financial instruments and other expenses, the Company generated an Adjusted EBITDA from continuing operations of $37.5 million for Q3 2020, an increase of 146% compared to Q3 2019, and $95.2 million for YTD 2020, an increase of 82% compared to Q3 2019. These increases are due to the significant improvement in mine operating profits following from improved realized gold prices. Adjusted EBITDA margin (see “Non-GAAP Financial Measures”) compared favorably at 51% for Q3 2020 (Q3 2019 - 32%) and 47% for YTD 2020 (YTD 2019 - 35%) against prior year periods.
•Net income from continuing operations attributable to Golden Star shareholders for Q3 2020 amounted to $14.9 million or $0.13 basic income per share compared to a net income of $6.4 million or $0.06 basic gain per share in Q3 2019. The YTD 2020 net income from continuing operations attributable to Golden Star shareholders totaled $30.3 million or $0.28 basic income per share, compared to a net income of $6.6 million or $0.06 basic income per share in the same period in 2019. Both Q3 2020 and YTD 2020 have shown an improved performance resulting from improved sales volumes and higher gold prices despite the adverse impacts associated with the loss on fair value of financial instruments and other expenses.
•Adjusted net income attributable to Golden Star shareholders (see “Non-GAAP Financial Measures”) was $18.6 million or $0.17 basic income per share in Q3 2020 compared to the adjusted net income attributable to Golden Star shareholders of $1.9 million or $0.02 basic income per share for the same period in 2019. Adjusted net income attributable to Golden Star shareholders was $31.9 million or $0.29 basic income per share in YTD 2020 compared to the adjusted net income attributable to Golden Star shareholders of $9.4 million or $0.09 basic income per share for the same period in 2019. The increase during Q3 2020 and YTD 2020 compared to the same period in 2019 was primarily due to the higher mine operating profit on the back of improved sales volumes and gold prices partly offset by the increased income tax expense.
•Capital expenditures from continuing operations for Q3 2020 totaled $8.7 million compared to $13.8 million in the same period in 2019 while capital expenditures for YTD 2020 amounted to $30.5 million compared to $38.5 million in the same period in 2019. Capital in 2019 included a significant exploration drilling program at Wassa whereas the focus in 2020 has shifted to critical production and development capital required for the medium term development of Wassa.
•All-in sustaining cost (“AISC”) (see “Non-GAAP Financial Measures”) of $1,023/oz reflects a decrease of 6% compared to the Q3 2019 reported AISC of $1,093/oz driven by improved sales volumes and lower sustaining capital spend which was in part offset by higher mine operating costs. AISC increased by 6% from $927/oz for YTD 2019 to $979/oz for YTD 2020 driven predominantly by higher mine operating costs, royalties and corporate general and administrative costs. Cash operating costs (see “Non-GAAP Financial Measures”) per ounce of $664 reflect a 9% decrease over Q3 2019 of $732/oz predominantly driven by higher sales volumes which was in part offset by higher mine operating costs. Cash operating cost per ounce increased slightly from $639/oz to $643/oz for YTD 2020 due to higher operating costs offset by increased ounces sold base.
Key Other Expense/Income items
•Corporate general and administrative expense totaled $4.7 million in Q3 2020 compared to $4.3 million in the same period in 2019. The increase is due primarily to higher insurance and labour costs. Corporate general and administrative expense for YTD 2020 amounted to $14.2 million, a 23% increase compared to $11.5 million in the same period in 2019 due primarily to non-recurring costs incurred as part of the relocation of the corporate office from Toronto, Canada to London, United Kingdom.
•Finance expense totaled $3.7 million in Q3 2020 compared to $3.2 million in the same period in 2019. Finance expense amounted to $10.6 million in YTD 2020 which was 10% higher than YTD 2019. The increase is attributable to (i) lower interest income due to a lower average cash holding and lower interest rate markets; and (ii) foreign exchange losses incurred. These were in part offset by a decrease in principal debt interest costs following the refinancing exercise in the fourth quarter of 2019 which resulted in site level financing arrangements being replaced with the Macquarie Credit Facility that is marked by a lower interest rate and which has further been supported by a decline in interest rate markets. Also, interest on the financing component of deferred revenue for Q3 2020 reduced by $0.3 million compared to Q3 2019 following the increase in the Company's mineral resource and reserve estimates during 2019, which primarily related to Wassa.

•The Company recorded a loss of $3.7 million on the fair value of financial instruments in Q3 2020 compared to a $4.8 million gain in the same period in 2019. The loss on fair value of financial instruments includes a $4.5 million unrealized revaluation loss (Q3 2019 - $4.5 million gain) on the embedded derivative liability of the Convertible Debentures due to the increase in the fair value of its conversion feature following an increase in the Company's share price during the quarter. It also includes a $0.8 million unrealized revaluation gain (Q3 2019 - $0.3 million) on the non-hedge gold collar contracts due to a revaluation of the time value feature. The loss on fair value of financial instruments for YTD 2020 amounted to $1.4 million compared to a gain of $1.3 million in the same period in 2019. This comprises of an unrealized revaluation loss on the embedded derivative liability of $1.4 million (Q3 2019 - gain of $1.0 million) and unrealized revaluation loss on the non-hedge gold collar contracts of $0.1 million (Q3 2019 - gain of $0.3 million).
•Other expenses amounted to $2.6 million in Q3 2020 compared to $0.3 million for the same period in 2019. For the YTD 2020 period, the total of $2.6 million compares to $4.0 million for YTD 2019. Other expenses in 2020 consists primarily of realized losses on non-hedge gold hedges of $2.4 million. YTD 2019 comprised mostly of corporate severance costs.
•Income tax expense amounted to $13.8 million in Q3 2020 compared to $5.2 million for the same period in 2019. Income tax expense for YTD 2020 amounted to $36.0 million compared to $17.7 million in the same period in 2019. The income tax expense is based on the estimated taxable income of Wassa and has increase due to the higher sales volumes and higher realized gold price obtained resulting in increased taxable profits.
Total including discontinued operations from Prestea

•Total production in Q3 2020 including discontinued operations from Prestea amounted to 48,437 ounces compared to 49,392 ounces in Q3 2019 and 149,046 ounces for YTD 2020 compared to 151,098 ounces for YTD 2019. Lower production from Prestea has primarily been driven by the cessation of open pit activities in Q2 2020 that directly impacted on ounces sold.

•The net loss from discontinued operations amounted to $43.7 million in Q3 2020 (Q3 2019 - $2.5 million) and comprises mainly of a mine operating loss of $5.8 million (Q3 2019 - $1.4 million), finance income of $0.5 million (Q3 2019 - finance cost of $0.7 million), loss on sale of Prestea of $36.9 million and related transaction costs specific to the disposal of Prestea of $1.6 million. The disposal of Prestea generated a gain prior to the derecognition of the non-controlling stake of $31.7 million being the difference of the fair value of the deferred consideration of $31.4 million and the carrying value of Prestea's net liabilities of $0.3 million. Post the derecognition of the non-controlling interest of $68.6 million, the total loss on the sale of Prestea amounted to $36.9 million. The net loss from discontinued operations amounted to $54.8 million in YTD 2020 compared to $18.5 million for the same period in 2019 as a result of lower production following the cessation of the Prestea open pit operations and short term constraints at Prestea underground offset by higher realized gold price and lower mine operating costs in addition to the loss on sale of Prestea and the related transaction costs.

•The total net loss for the period attributable to Golden Star shareholders amounted to $67.3 million or a $0.61 basic loss for Q3 2020 and $58.7 million or a $0.53 basic loss for YTD 2020 which reflects the income of $38.4 million that was allocated to the non-controlling interest following the intergroup debt restructuring that was executed as a condition precedent to the completion of the sale of Prestea. Furthermore, the total net loss has been adversely impacted by the loss from discontinued operations.

•AISC per ounce including discontinued operations from Prestea amounted to $1,230/oz for Q3 2020 which was in line with Q3 2019 and $1,205/oz for YTD 2020 which was 6% higher than $1,135/oz for YTD 2019. The increase in YTD 2020 has primarily been driven by lower production volumes from Prestea, increased royalties and higher corporate general and administrative costs.

OUTLOOK FOR 2020
Following the sale of Prestea, the full year guidance has been revised to reflect the operation's exclusion as from Q4 2020. Our priority remains on the delivery of a range of operational initiatives aimed at improving the consistency of Wassa performance and visibility of its longer-term potential. The updated guidance for 2020 is as follows:

•Production - The guidance for Wassa remains unchanged with the annualized production rate year to date continuing to align with the revised annual guidance of 165-170koz. We have therefore amended our consolidated guidance to 187-192koz.
•Cash operating costs - We expect Wassa to continue to track towards the upper half of its $620-660/oz guidance range given the costs associated with the processing of low grade stockpiles at Wassa adversely impacting on costs by $12/oz during the nine months ended September 30, 2020.
•AISC - Wassa continues to track towards its $930-990/oz AISC guidance range. We expect full year performance to be in the upper half of the range due to the following factors:
◦the impact of higher gold prices driving higher royalty payments to the Government of Ghana. This equates to a $17 per ounce increase in the AISC in YTD 2020 over budgeted levels; and
◦the restatement of the AISC performance for the year to date to fully allocate the corporate general and administrative expense to continuing operations, reallocating the corporate general and administrative expense that was previously ascribed to Prestea to Wassa.
•Capital expenditure - The consolidated guidance has been reduced to $47.5-51.5 million after taking into account the following considerations:
◦the sale of Bogoso-Prestea removes $2-3.5 million of spending that was previously forecast for Q4 2020;
◦capitalized exploration guidance reduces by $1 million resulting from field work restrictions relating to COVID-19;
◦development capital at Wassa has been reduced by $1 million due to savings achieved on the 2020 capital projects; and
◦sustaining capital at Wassa has been reduced by $3 million primarily due to Q3 2020 development rates being impacted by the availability of expat jumbo operators as a result of the COVID-19 pandemic. These personnel are being mobilized through Q4 2020 and the development rates are expected to increase during the quarter.

	Gold production	Cash operating costs[1]	All-in sustaining costs[1]
	'000	$ per ounce	$ per ounce
Continued operation - Wassa	165 - 170	620 - 660	930 - 990
Discontinued operation - Prestea	22.3	2,033	2,477
Consolidated	187 - 192	810 - 850	1,100 - 1,180
Capital expenditure guidance

	Sustaining	Development[2]	Total
	$ millions	$ millions	$ millions
Continued operation - Wassa	20.0 - 22.0	18.0 - 20.0	38.0 - 42.0
Discontinued operation - Prestea	5.4	1.6	7.0
Exploration	—	2.5	2.5
Consolidated	25.4 - 27.4	22.1 - 24.1	47.5 - 51.5
1 See "Non-GAAP Financial Measures" section below for the definition of cash operating costs and all-in sustaining costs.
2 Development capital are those costs incurred at new operations and costs related to major projects at existing operations where these projects are expected to materially increase production. All other costs relating to existing operations are considered sustaining capital.

CONTINUING OPERATIONS - WASSA

		Three Months Ended September 30,		Nine Months Ended September 30,
		2020	2019	2020	2019
WASSA FINANCIAL RESULTS
Revenue	$'000	74,235	48,384	203,690	150,269
Mine operating expenses	$'000	27,346	25,040	79,346	72,540
Severance charges	$'000	—	—	45	225
Royalties	$'000	3,956	2,579	10,825	7,817
Operating costs to metals inventory	$'000	(165)	(246)	343	713
Inventory write-off	$'000	—	—	159	—
Cost of sales excluding depreciation and amortization	$'000	31,137	27,373	90,718	81,295
Depreciation and amortization	$'000	5,675	3,879	17,057	12,477
Mine operating margin	$'000	37,423	17,132	95,915	56,497

Sustaining capital	$'000	6,019	5,343	16,045	13,497
Development capital	$'000	2,673	8,425	14,033	24,959
Capital expenditures	$'000	8,692	13,768	30,078	38,456

WASSA OPERATING RESULTS
Ore mined - Underground	t	456,069	406,922	1,251,541	1,045,784
Waste mined - Underground	t	106,918	106,700	423,044	241,143
Material mined - Underground	t	562,987	513,622	1,674,585	1,286,927

Ore processed - Main Pit/Stockpiles	t	96,305	27,470	237,989	120,299
Ore processed - Underground	t	457,725	399,910	1,278,543	1,038,772
Ore processed - Total	t	554,030	427,380	1,516,532	1,159,071
Grade processed - Main Pit/Stockpiles	g/t	0.64	0.64	0.64	0.64
Grade processed - Underground	g/t	2.81	2.84	3.05	3.50
Grade processed - Total	g/t	2.43	2.70	2.67	3.20
Recovery	%	94.8	95.4	95.0	95.6
Gold produced - Main Pit/Stockpiles	oz	1,881	514	4,724	2,512
Gold produced - Underground	oz	39,728	34,051	121,993	112,319
Gold produced - Total	oz	41,609	34,565	126,717	114,831
Gold sold - Total	oz	40,940	33,875	123,968	114,599

Cost of sales per ounce[1]	$/oz	899	923	869	818
Cash operating cost per ounce[1]	$/oz	664	732	643	639
All-in sustaining cost per ounce1 2	$/oz	1,023	1,093	979	927
1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.
2 Following the sale of Prestea, the comparative numbers in 2019 for all-in sustaining costs have been restated to fully include in Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.

For the three months ended September 30, 2020 compared to the three months ended September 30, 2019
Production
Gold production from Wassa amounted to 41,609 ounces for Q3 2020, a 20% increase from the 34,565 ounces produced during Q3 2019. This was primarily due to 30% higher throughput from 427,380 tonnes in Q3 2019 to 554,030 tonnes in Q3 2020 as a result of increased Wassa Underground volumes driven by improved productivities and increased low grade stockpile material. The lower grade underground ore mined as well as the additional processing of low grade stockpile material had an adverse impact on overall feed grade which decreased from 2.70 grams per tonne ("g/t") in Q3 2019 to 2.43 g/t in Q3 2020 as well as gold recovery rate which decreased to 94.8% for Q3 2020 compared to 95.4% achieved for the same period in 2019.

Wassa Underground
Wassa Underground produced 39,728 ounces of gold (or approximately 95% of Wassa's total production) in Q3 2020, compared to 34,051 ounces in Q3 2019 (or approximately 99% of Wassa's total production). This 17% increase in production was mainly due to an increase in ore tonnes processed to 457,725 tonnes compared to 399,910 tonnes in Q3 2019 driven by higher productivity. Underground mining rates increased to an average of 4,960 tonnes per day ("tpd") in Q3 2020, which is 12% higher than the mining rate of 4,420 tpd achieved in the same period in 2019. Feed grade averaged 2.81 g/t in Q3 2020 comparable to that achieved in Q3 2019. Slower development rates, as a result of a lack of skilled operators due to the ongoing COVID-19 restrictions during the quarter, had an adverse impact on the availability of higher grade stoping areas. Following the lifting of travel restrictions, a number of additional skilled operators have now returned to site and will be deployed during the fourth quarter of 2020 and beyond.
Wassa Main Pit/Stockpiles
Low grade stockpile from the Wassa main pit of 96,305 tonnes with an average grade of 0.64 g/t was blended with the Wassa Underground ore during Q3 2020 and yielded 1,881 ounces of gold, compared to only 514 ounces in Q3 2019. The Wassa management team identified the opportunity to increase low grade stockpile processing volumes in the current gold price environment, which will continue into the beginning of 2021 should the current gold environment continue.
Gold revenue
Gold revenue for Q3 2020 was $74.2 million, $25.9 million higher than the $48.4 million achieved in Q3 2019. Gold sold increased by 21% to 40,940 ounces for Q3 2020 compared to 33,875 ounces in Q3 2019 due to higher gold production. The average realized gold price, including unwinding of the deferred revenue from the RG Streaming Agreement, increased to $1,813/oz for Q3 2020 compared to $1,428/oz in Q3 2019.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $31.1 million for Q3 2020 compared to $27.4 million for Q3 2019. Mine operating expenses increased by $2.3 million to $27.3 million due to (i) higher variable costs resulting from additional mining and processing volumes relating predominantly to plant reagents, consumables and power costs; (ii) higher maintenance costs; (iii) increased labour costs due to increased headcount, inflationary increases year-on-year and higher performance cost component; and (iv) higher gold transport costs following the use of charters due to COVID-19 commercial flight restrictions. Royalties of $4.0 million increased from $2.6 million in Q3 2019 in line with higher gold revenue.
Depreciation and amortization
Depreciation and amortization expense increased to $5.7 million for Q3 2020 compared to $3.9 million for Q3 2019 mainly due to an increase in units-of-production based depreciation on higher production and higher capital cost base following 2019 additions.
Costs per ounce
Cost of sales per ounce decreased 3% to $899 for Q3 2020 compared to Q3 2019 mainly due to higher sales volumes partly offset by increased mine operating costs, royalties and depreciation costs.
Cash operating cost per ounce decreased 9% to $664 for Q3 2020 compared to Q3 2019 mainly due to increased sales volume driven by increased underground mining productivities offset by additional processing costs and increased general and administrative costs.
AISC per ounce decreased 6% to $1,023 for Q3 2020 compared to Q3 2019 due to the decrease in cash operating cost per ounce following sales volumes as well as a reduction in sustaining capital expenditure partly offset by increased royalties.
Capital expenditures
Capital expenditures for Q3 2020 totaled $8.7 million compared with $13.8 million incurred during Q3 2019 as the Wassa management team continued to focus efforts on critical development spend in order to support the medium-term development of the underground operation. Key capital spending included: (i) $1.2 million on the paste fill plant project which is earmarked for commissioning during Q4 2020, (ii) $4.0 million on capitalized underground development activities, (iii) $0.7 million on mobile equipment and (iv) $1.1 million on mobile equipment capital spares.

For the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019
Production
Gold production from Wassa amounted to 126,717 ounces for YTD 2020, a 10% improvement from the 114,831 ounces produced during YTD 2019 primarily due to 31% higher throughput from 1,159,071 tonnes in YTD 2019 to 1,516,532 tonnes in YTD 2020. Overall feed grade decreased from 3.20 g/t in YTD 2019 to 2.67 g/t in YTD 2020 due to a higher proportion of low grade stockpile ore being processed and lower grades achieved from Wassa Underground. Recovery, as a result of lower grades, decreased slightly from 95.6% in YTD 2019 to 95.0% in YTD 2020.
Wassa Underground
Wassa Underground produced 121,993 ounces of gold in YTD 2020 compared to 112,319 ounces in YTD 2019. This 9% improvement was mainly due to increased throughput to 1,278,543 tonnes compared to 1,038,772 tonnes in YTD 2019 as a consequence of improved mining productivities partly offset by a lower grade of 3.05 g/t compared to 3.50 g/t in YTD 2019 due to the mining of lower grade areas. Wassa Underground mining rates increased to an average of 4,570 tpd in YTD 2020, which is 19% higher than the mining rate of 3,830 tpd achieved in the same period in 2019.

Wassa Main Pit/Stockpiles
Low grade stockpile from the Wassa main pit processed during YTD 2020 amounted to 237,989 tonnes with an average grade of 0.64 g/t and yielded 4,724 ounces of gold. This compares to 2,512 ounces in YTD 2019 from the processing of 120,299 tonnes at the same grade. The processing of low grade stockpile utilizes the latent capacity in the Wassa processing plant which will continue to contribute additional cash flows, albeit at a slightly higher cost than achieved by the processing of Wassa Underground ore.
Gold revenue
Gold revenue for YTD 2020 was $203.7 million, 36% higher than the $150.3 million achieved in YTD 2019. Gold sold increased by 8% to 123,968 ounces for YTD 2020, driven by higher production albeit adversely impacted by the deferral of 3,198 ounces held as at September 30, 2020 which were only sold in October 2020. The average realized gold price, including unwinding of the deferred revenue from the RG Streaming Agreement, was $1,643/oz for YTD 2020 compared to $1,311/oz in YTD 2019.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $90.7 million for YTD 2020 compared to $81.3 million for YTD 2019. Mine operating expenses increased by $6.8 million to $79.3 million due to (i) additional reagent, drilling and plant consumables costs in line with increased mining and processing volumes; (ii) increased labour costs; (iii) increased general and administrative costs associated with mining license fees, insurance and gold transportation. Royalties increased by $3.0 million in line with the higher revenue base.
Depreciation and amortization
Depreciation and amortization expense increased to $17.1 million for YTD 2020 compared to $12.5 million for YTD 2019 mainly due to an increase in units-of-production based depreciation on higher production and higher capital cost base following 2019 additions rolled into the depreciable cost base for 2020.
Costs per ounce
Cost of sales per ounce increased 6% to $869 in YTD 2020 compared to YTD 2019 mainly due to increased royalties and depreciation cost which more than offset the reduction in mine operating expenses.
Cash operating cost per ounce increased slightly to $643 in YTD 2020 compared to $639 in YTD 2019 due to increased mine operating costs offset by the increased ounces sold base.
AISC per ounce increased 6% to $979 in YTD 2020 compared to YTD 2019 due to a combination of (i) increased royalties, (ii) increased corporate general and administrative costs, and (iii) increased mine operating costs as a function of higher mining underground productivity which was in part offset by higher gold sales.
Capital expenditures
Capital expenditures for YTD 2020 reduced to $30.1 million compared with $38.5 million incurred during YTD 2019. Key capital spending included: (i) $9.5 million on the paste fill plant project which is earmarked for commissioning during Q4 2020, (ii) $12.6 million on capitalized underground development activities, (iii) $3.4 million on mobile equipment, and (iv) $1.9 million on mobile equipment capital spares.

DISCONTINUED OPERATIONS - PRESTEA (DISCONTINUED FROM SEPTEMBER 30, 2020)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2020	2019 [1]	2020	2019 [1]
PRESTEA FINANCIAL RESULTS[1]
Revenue	$'000	12,185	21,120	35,731	48,407
Mine operating expenses	$'000	14,919	17,709	46,604	52,878
Other operating expenses	$'000	—	—	(3,031)	—
Severance charges	$'000	—	13	37	112
Royalties	$'000	655	1,096	1,899	2,497
Operating costs to metals inventory	$'000	(538)	607	(1,943)	(725)
Inventory net realizable value adjustment	$'000	439	—	1,071	1,051
Cost of sales excluding depreciation and amortization	$'000	15,475	19,425	44,637	55,813
Depreciation and amortization	$'000	2,473	3,100	5,249	8,113
Mine operating loss	$'000	(5,763)	(1,405)	(14,155)	(15,519)
Net loss on discontinued operations	$'000	(43,700)	(2,456)	(54,752)	(18,469)

Sustaining capital	$'000	1,253	2,987	5,438	7,926
Development capital	$'000	897	195	1,559	703
Capital expenditures	$'000	2,150	3,182	6,997	8,629

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	—	178,498	138,464	381,505
Ore mined - Underground	t	37,747	42,071	104,214	117,904
Ore mined - Total	t	37,747	220,569	242,678	499,409
Waste mined - Open pits	t	—	288,701	268,850	542,338
Waste mined - Underground	t	12,527	5,113	37,112	8,335
Waste mined - Total	t	12,527	293,814	305,962	550,673
Total material mined - Open pits	t	—	467,199	407,314	923,843
Total material mined - Underground	t	50,274	47,184	141,326	126,239
Total material mined - Total	t	50,274	514,383	548,640	1,050,082

Ore processed - Open pits	t	—	179,343	137,819	449,715
Ore processed - Underground	t	36,527	42,071	102,994	117,904
Ore processed - Total	t	36,527	221,414	240,813	567,619
Grade processed - Open pits	g/t	—	1.62	1.48	1.60
Grade processed - Underground	g/t	6.38	5.00	5.74	5.21
Grade processed - Total	g/t	6.38	2.26	3.30	2.35
Recovery	%	91.4	86.9	86.4	85.6
Gold produced - Open pits	oz	—	8,415	5,112	18,641
Gold produced - Underground	oz	6,828	6,412	17,217	17,626
Gold produced - Total	oz	6,828	14,827	22,329	36,267
Gold sold - Total	oz	6,717	14,663	21,965	36,177

Cost of sales per ounce[2]	$/oz	2,672	1,536	2,271	1,767
Cash operating cost per ounce[2]	$/oz	2,141	1,249	2,033	1,442
All-in sustaining cost per ounce2 3	$/oz	2,491	1,557	2,477	1,796

1 Prestea has been presented as discontinued operations and as a result, the results of Prestea have been re-presented as if Prestea had been discontinued from the start of the comparative period.
2 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.
3 Following the sale of Prestea, the comparative numbers in 2019 for all-in sustaining costs have been restated to fully include in Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.

For the three months ended September 30, 2020 compared to the three months ended September 30, 2019
Production
Gold production from Prestea amounted to 6,828 ounces in Q3 2020, compared with 14,827 ounces produced during Q3 2019. This is due to the plant throughput of 36,527 tonnes in Q3 2020 being 84% below the plant throughput of 221,414 mainly due to the cessation of open pit operations and the lack of ore from Prestea Underground to compensate the reduction in gold production from the open pits. Open pit mining which comprised of a number of small satellite deposits on the Bogoso/Prestea land package ended in May 2020.
Prestea Underground produced 6,828 ounces in Q3 2020 compared to 6,412 ounces in Q3 2019 due to a 28% increase in grade to 6.38 g/t partly offset by a 13% decrease in ore tonnes processed to 36,527 tonnes. Q3 2020 performance was impacted by personnel shortages due to COVID-19 with the development of the new mining areas on 17 Level being prioritized, as well as issues with continued dilution from 24 Level driving lower than expected mining grades and ore loss.
Gold revenue
Gold revenue for Q3 2020 was $12.2 million compared to $21.1 million recorded in Q3 2019. The 42% reduction in gold revenue is attributable to a 54% decrease in gold sold to 6,717 ounces partly offset by a 26% increase in average realized gold price to $1,814/oz. Gold sold during Q3 2020 includes 372 ounces from June 2020 production but excludes 483 ounces from September 2020 production both due to the timing of shipments following a change in the shipment scheduling as a result of commercial flight restrictions caused by COVID-19.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization totaled $15.5 million for Q3 2020 compared to $19.4 million for Q3 2019. Mine operating expenses of $14.9 million decreased by $2.8 million compared to Q3 2019 primarily due to (i) lower variable costs incurred due to lower open pit and processing volumes in relation to energy, consumable costs and mine overheads; and (ii) lower fuel prices as a function of the decline in global oil markets. Cost of sales excluding depreciation and amortization for Q3 2020 includes a credit of $0.5 million due to an increase in gold inventories during the quarter compared with a charge of $0.6 million in Q3 2019. Royalties of $0.7 million decreased by $0.4 million in line with the reduction in gold revenue. These were partly offset by a $0.4 million increase in inventory write-down to net realizable value.
Depreciation and amortization
Depreciation and amortization expense decreased to $2.5 million for Q3 2020 compared to $3.1 million for Q3 2019 due to a combination of lower production volumes and the impact of the impairment charge of $56.8 million in Q4 2019 resulting in a lower depreciable cost base rolling into 2020.
Costs per ounce
Cost of sales per ounce increased 74% to $2,672, cash operating cost per ounce increased 71% to $2,141 and AISC per ounce increased 60% to $2,491 for Q3 2020 compared with Q3 2019 primarily due to the lower gold sales base. Despite a reduction in sustaining capital, the decrease in ounces sold also had an adverse impact on AISC on a unit cost basis.
Capital expenditures
Capital expenditures for Q3 2020 totaled $2.1 million compared to $3.2 million incurred during Q3 2019. Key capital spending during the quarter included lateral and decline development of Prestea Underground ($1.1 million) and drilling and mining equipment ($0.7 million) relating to long hole conversion on 17 Level.
For the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019

Production
Gold production from Prestea decreased to 22,329 ounces in YTD 2020 compared with 36,267 ounces produced during YTD 2019. The 38% decrease is attributable to a 58% reduction in plant throughput to 240,813 tonnes in YTD 2020 mainly due to the cessation of open pit operations in May 2020 and a lack of ore at Prestea Underground as a result of continued grade dilution and short-term operational challenges to compensate the reduction in gold production from the open pits.
The Prestea open pits produced 5,112 ounces in YTD 2020, 73% below the 18,641 ounces achieved in YTD 2019. Ore tonnes processed from the open pit material decreased by 69% to 137,819 tonnes following the cessation of the open pit operations in May 2020. Feed grade averaged 1.48 g/t or 8% below that achieved in YTD 2019.

Prestea Underground produced 17,217 ounces in YTD 2020, comparable to 17,626 ounces produced in YTD 2019. Feed grade averaged 5.74 g/t, a 10% increase compared to 5.21 g/t in YTD 2019 but this was offset by a 13% decrease in plant throughput to 102,994 tonnes. YTD 2020 performance was marked by short term operational challenges as discussed in the Q3 2020 Prestea Underground section primarily due to continued grade dilution and adverse impact of COVID-19 around our labour availability and supply chain constraints.
Gold revenue
Gold revenue for YTD 2020 was $35.7 million, a 26% decrease compared to YTD 2019 due to a 39% reduction in gold sold to 21,965 ounces partly offset by a 15% increase in average realized gold price to $1,627/oz.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization amounted to $44.6 million for YTD 2020 compared to $55.8 million for YTD 2019. Mine operating expenses of $46.6 million decreased by $6.3 million compared to YTD 2019 primarily due to (i) lower variable costs incurred due to lower open pit and processing volumes in relation to energy, consumable costs and mine overheads; and (ii) lower energy costs due to the power tariff rebate program and lower fuel prices as a function of the decline in global oil markets. Cost of sales excluding depreciation and amortization for YTD 2020 include a credit to other operating expenses of $3.0 million for a change in estimates of accrued energy and staff costs. Royalties decreased by $0.6 million to $1.9 million in line with reduced gold revenue.
Depreciation and amortization
Depreciation and amortization expense decreased to $5.2 million for YTD 2020 compared to $8.1 million for YTD 2019 due to a combination of the impairment charge of $56.8 million in Q4 2019 resulting in a lower depreciable cost base rolling into 2020 and lower production.
Costs per ounce
Cost of sales per ounce increased 29% to $2,271, cash operating cost per ounce increased 41% to $2,033 and AISC per ounce increased 38% to $2,477 for YTD 2020 compared with YTD 2019 mainly due to the lower gold sales base.
Capital expenditures
Capital expenditures for YTD 2020 totaled $7.0 million compared to $8.6 million incurred during YTD 2019. Key capital spending during Q2 2020 included lateral and decline development of Prestea Underground ($3.2 million) and drilling and mining equipment ($2.3 million) relating to long hole conversion on 17 Level.
SUMMARIZED QUARTERLY FINANCIAL RESULTS1

(Stated in thousands of U.S dollars except per share data)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Revenues	74,235	75,368	54,087	53,551	48,384	47,893	53,992	44,109
Cost of sales excluding depreciation and amortization	31,137	33,564	26,017	28,827	27,373	27,141	26,781	25,498
Net (loss)/income	(35,662)	8,332	12	(69,359)	4,926	(10,882)	(2,659)	(11,894)
Net(loss)/income attributable to Golden Star shareholders	(67,261)	7,773	829	(62,434)	5,960	(9,036)	(1,924)	(9,318)
Adjusted net income from continuing operations attributable to Golden Star shareholders[1]	18,592	11,056	2,238	4,383	1,891	774	6,727	3,831
EBITDA[2] from continuing operations	31,167	35,247	24,661	9,490	19,745	11,204	18,736	18,997
Adjusted EBITDA[2] from continuing operations	37,531	36,381	21,247	20,077	15,280	14,484	22,582	15,699
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - basic	0.13	0.08	0.06	(0.01)	0.06	(0.02)	0.02	0.07
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - diluted	0.13	0.08	0.03	(0.01)	0.03	(0.02)	0.02	0.06
Adjusted net income from continuing operations per share attributable to Golden Star shareholders - basic[2]	0.17	0.10	0.02	0.04	0.02	0.01	0.06	0.04
1 Prestea has been presented as discontinued operations and as a result, the results of Prestea have been restated as if Prestea had been discontinued from the start of the comparative period.
2 See “Non-GAAP Financial Measures” section for a reconciliation of adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders (basic) to net loss attributable to Golden Star shareholders and reconciliation of net income/(loss) to EBITDA and Adjusted EBITDA.

LIQUIDITY AND FINANCIAL CONDITION

		September 30, 2020	December 31, 2019
Cash and cash equivalents	$'000	48,286	53,367
Debt	$'000	98,412	106,769
Net debt	$'000	50,126	53,402

		Nine Months Ended September 30,
		2020	2019 [1]
Cash provided by continuing operations before working capital changes[2]	$'000	82,585	39,684
Changes in working capital	$'000	(17,973)	(8,775)
Net cash provided by operating activities of continuing operations	$'000	64,612	30,909
Net cash used in investing activities of continuing operations	$'000	(33,739)	(33,608)
Free cash flow[2] from continuing operations	$'000	30,873	(2,699)
Net cash used by operating and investing activities of discontinued operations	$'000	(29,444)	(29,851)
Total Free cash flow[2]	$'000	1,429	(32,550)
Net cash used in financing activities	$'000	(6,510)	(7,145)
Decrease in cash and cash equivalents	$'000	(5,081)	(39,695)
Cash and cash equivalents, beginning of period	$'000	53,367	96,507
Cash and cash equivalents, end of period[3]	$'000	48,286	56,812

Cash provided by continuing operations before working capital changes - basic[2]	$/share	$0.75	$0.36
Net cash provided by operating activities of continuing operations[2]	$/share	$0.59	$0.28
1 Prestea has been presented as discontinued operations and as a result, the cash flows of Prestea have been restated as if it had been discontinued from the start of the comparative period.
2 See “Non-GAAP Financial Measures” section for description of Net cash provided by operating activities before working capital changes per share and Net cash provided by operating activities of continuing operations per share and Free cash flow.
3 Pro-forma cash and cash equivalents were calculated to include 89% of the shipment ounces unsold as at September 30, 2020 using the London Metal Exchange PM fix on September 30, 2020 which amounted to $1,887/oz.

The Company held $48.3 million in cash and cash equivalents as at September 30, 2020 compared to $53.4 million in cash and cash equivalents as at December 31, 2019. During the nine months ended September 30, 2020, continuing operations provided cash of $64.6 million or $0.59 per basic share from operating activities and generated free cash flow of $30.9 million post investing activities which is a $33.7 million and $33.6 million increase, respectively, compared to the comparative period in 2019 driven by higher gold spot markets and increased sales volume. Net cash used by operating and investing activities of discontinued operations amounted to $29.4 million in YTD 2020 compared to $29.9 million for YTD 2019. Total free cash flow generated in YTD 2020 totaled $1.4 million compared to a free cash outflow of $32.6 million in YTD 2019.
Pro-forma cash and cash equivalents2 including unsold gold ounces as at September 30, 2020 amounted to $52.7 million.
Net debt decreased to $50.1 million as at September 30, 2020 from $53.4 million as at December 31, 2019 following the decrease in cash and cash equivalents and a decrease in debt of $8.4 million which is mainly related to the two $5.0 million quarterly principal repayments to the Macquarie Credit Facility. Pro-forma2 net debt when adjusted for the unsold ounces as at September 30, 2020 amounted to $45.7 million, a reduction of $8.0 million for the quarter compared to the pro-forma net debt of $53.7 million as at June 30, 2020.
Working capital used for continuing operations amounted to $18.0 million during the nine months ended September 30, 2020, compared to $8.8 million in the same period in 2019. The working capital changes comprise primarily of (i) a $2.3 million increase in inventory relating to finished gold on hand and inventory supplies following the shipment scheduling change due to COVID-19, (ii) a $3.1 million increase in prepaids and other mainly due to the impact of insurance prepayments; (iii) $13.0 million income tax payments at Wassa; and partly offset by (iv) a $1.1 million increase in accounts payable and accrued liabilities cash adjusted.
Investing activities used for continuing operations amounted to $33.7 million during the nine months ended September 30, 2020, which included $9.5 million on the Wassa paste-fill project, $12.6 million capitalized development of Wassa

Underground and $5.2 million mobile equipment and spares at Wassa. Included in YTD 2020 investing activities is an outflow for $3.3 million relating to the working capital related changes which compared to an inflow of $4.8 million in YTD 2019.
Financing activities used $6.5 million during the nine months ended September 30, 2020, compared to $7.1 million used in the same period in 2019. Financing activities comprised of $10.0 million principal repayments to the Macquarie Credit Facility and $1.1 million repayment of finance leases partly offset by $4.6 million proceeds from exercise of stock options.

GOING CONCERN AND LIQUIDITY OUTLOOK
As at September 30, 2020 the Company had cash and cash equivalents of $48.3 million, net current liabilities excluding deferred revenue and embedded derivative liability of $16.7 million and net cash provided by operations before working capital changes for the nine months then ended of $82.6 million. As at September 30, 2020, the Company was compliant with its debt covenants. The refinancing of the existing Macquarie Credit Facility subsequent to the quarter end is expected to result in $35 million of additional liquidity for the Company ahead of the maturity of the Convertible Debentures in August 2021.

To date, the Company has been able to continue operations largely unaffected since the outbreak of the COVID-19 pandemic and gold production and shipments have continued without any material disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditure for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, could adversely affect the Company’s ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Furthermore, the Company may also experience regional risks which include, but are not limited to, a possible shut-down of the gold refining facility in South Africa where the Company delivers its gold production, an inability to ship gold across borders, delays in the supply chain of critical reagents, consumables and parts, and the impact on the delivery of critical capital projects. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s management ("Management") have prepared detailed cash flow forecasts to assess the economic impact of COVID-19 from a going concern and viability perspective. Based on these detailed cash flow forecasts, which account for events after the balance sheet date discussed above, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to COVID-19, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management have concluded that it is appropriate to prepare the condensed interim consolidated financial statements on a going concern basis.
TABLE OF CONTRACTUAL OBLIGATIONS
As at September 30, 2020, the Company is committed to the following:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	39,510	—	—	—	39,510
Debt[1]	71,783	30,587	708	—	103,078
Interest on debt	5,715	1,361	33	—	7,109
Current income tax liabilities	16,540	—	—	—	16,540
Purchase obligations	10,084	—	—	—	10,084
Rehabilitation provisions[2]	1,632	6,812	6,652	3,111	18,207
Total	145,264	38,760	7,393	3,111	194,528

1 Includes the outstanding repayment amounts from the Convertible Debentures, finance leases and the Macquarie Credit Facility. Refer to Restructuring of the Macquarie Credit Facility under Corporate Developments section for a change in debt repayments effective from October 2020.
2 Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three and nine months ended September 30, 2020 and 2019 other than compensation of key management personnel which is presented in Note 20 of the Financial Statements. Key management personnel are defined as members of the Golden Star board of directors (the "Board") and certain senior officers of the Company. Compensation of key management personnel are made on terms equivalent to those prevailing in an arm's length transaction.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.

NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “adjusted net income attributable to Golden Star shareholders”, “adjusted income per share attributable to Golden Star shareholders - basic”, “cash provided by operations before working capital changes”, “cash provided by operations before working capital changes per share - basic”, “free cash flow”, “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Mine operating margin”, “Net cash provided by operating activities before working capital changes per share” and “Net cash provided by operating activities of continuing operations per share”.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cost of sales per ounce” is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold during the period.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off, other operating expenses and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
“All-in sustaining costs” commences with cash operating costs and then adds the cash component of inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance), and accretion of rehabilitation provision. Following the sale of Prestea, the comparative numbers in 2019 for all-in sustaining costs have been restated to fully include in Wassa the corporate general and administrative costs that relates to the Canada and UK offices. Prior to the sale of Prestea, corporate general administrative costs were allocated to Wassa and Prestea based on the ounces of gold sold during the period in calculating the mine site all-in sustaining costs. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, changes to the rehabilitation provision, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability-based awards.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or finance costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The tables below reconcile these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.
Free cash flow is equal to net cash flow provided by/(used in) operating activities less net cash flow provided by/(used in) investing activities. Certain investors use free cash flow to assess the Company’s ability to generate and manage liquid resources. Free cash flow is intended to provide additional information and does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. This is a non-GAAP financial measure and other companies may calculate these measures differently.

The Company calculates EBITDA as net income or loss for the period excluding finance expense, income tax expense and depreciation and amortization. EBITDA does not have a standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes and the effects of changes in working capital balances and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure calculated by excluding one-off costs or credits relating to non-routine transactions from EBITDA. It excludes other credits and charges, that individually or in the aggregate, if of a similar type, are of a nature or size that requires explanation in order to provide additional insight into the underlying business performance. Examples of items excluded from Adjusted EBITDA are impairment charges, gain or loss from sale of assets, gain or loss on fair value of financial instruments and other expense/income as presented in the consolidated statements of operations. Other companies may calculate Adjusted EBITDA differently.

Adjusted EBITDA margin is calculated as a percentage of Adjusted EBITDA over gold revenues. Mine operating margin is calculated as a percentage of Mine operating profit over gold revenues.

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the continuing operations of Wassa:
Continuing operations - Wassa

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of U.S dollars except cost per ounce data)	2020	2019	2020	2019
Cost of sales excluding depreciation and amortization	31,137	27,373	90,718	81,295
Depreciation and amortization	5,675	3,879	17,057	12,477
Cost of sales	36,812	31,252	107,775	93,772

Cost of sales excluding depreciation and amortization	31,137	27,373	90,718	81,295
Severance charges	—	—	(45)	(225)
Royalties	(3,956)	(2,579)	(10,825)	(7,817)
Inventory net realizable value adjustment and write-off	—	—	(159)	—
Cash operating costs	27,181	24,794	79,689	73,253
Royalties	3,956	2,579	10,825	7,817
Inventory net realizable value adjustment and write-off	—	—	159	—
Accretion of rehabilitation provision	39	48	116	143
Corporate general and administrative costs	4,703	4,255	14,190	11,502
Sustaining capital expenditures	6,019	5,343	16,045	13,497
Corporate capital expenditures	—	—	394	—
All-in sustaining costs	41,898	37,019	121,418	106,212

Ounces sold	40,940	33,875	123,968	114,599

Cost of sales per ounce	$899	$923	$869	$818
Cash operating cost per ounce	$664	$732	$643	$639
All-in sustaining cost per ounce	$1,023	$1,093	$979	$927

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the discontinued operations of Prestea:

Discontinued operations - Prestea

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of U.S dollars except cost per ounce data)	2020	2019	2020	2019
Cost of sales excluding depreciation and amortization	15,475	19,425	44,637	55,813
Depreciation and amortization	2,473	3,100	5,249	8,113
Cost of sales	17,948	22,525	49,886	63,926

Cost of sales excluding depreciation and amortization	15,475	19,425	44,637	55,813
Other operating expenses	—	—	3,031	—
Severance charges	—	(13)	(37)	(112)
Royalties	(655)	(1,096)	(1,899)	(2,497)
Inventory net realizable value adjustment and write-off	(439)	—	(1,071)	(1,051)
Cash operating costs	14,381	18,316	44,661	52,153
Royalties	655	1,096	1,899	2,497
Inventory net realizable value adjustment and write-off	439	—	1,071	1,051
Accretion of rehabilitation provision	96	133	290	403
Corporate general and administrative costs	(92)	299	1,050	937
Sustaining capital expenditures	1,253	2,987	5,438	7,926
All-in sustaining costs	16,732	22,831	54,409	64,967

Ounces sold	6,717	14,663	21,965	36,177

Cost of sales per ounce	$2,672	$1,536	$2,271	$1,767
Cash operating cost per ounce	$2,141	$1,249	$2,033	$1,442
All-in sustaining cost per ounce	$2,491	$1,557	$2,477	$1,796

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the combined continuing operations of Wassa and discontinued operations of Prestea:
Wassa and Prestea

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of U.S dollars except cost per ounce data)	2020	2019	2020	2019
Cost of sales excluding depreciation and amortization	46,612	46,798	135,355	137,108
Depreciation and amortization	8,148	6,979	22,306	20,590
Cost of sales	54,760	53,777	157,661	157,698

Cost of sales excluding depreciation and amortization	46,612	46,798	135,355	137,108
Other operating expense adjustment	—	—	3,031	—
Severance charges	—	(13)	(82)	(337)
Royalties	(4,611)	(3,675)	(12,724)	(10,314)
Inventory net realizable value adjustment and write-off	(439)	—	(1,230)	(1,051)
Cash operating costs	41,562	43,110	124,350	125,406
Royalties	4,611	3,675	12,724	10,314
Inventory net realizable value adjustment and write-off	439	—	1,230	1,051
Accretion of rehabilitation provision	135	181	406	546
Corporate general and administrative costs	4,611	4,554	15,240	12,439
Sustaining capital expenditures	7,272	8,330	21,483	21,423
Corporate capital expenditures	—	—	394	—
All-in sustaining costs	58,630	59,850	175,827	171,179

Ounces sold	47,657	48,538	145,933	150,776

Cost of sales per ounce	$1,149	$1,108	$1,080	$1,046
Cash operating cost per ounce	$872	$888	$852	$832
All-in sustaining cost per ounce	$1,230	$1,233	$1,205	$1,135

Cash provided by continuing operations before working capital changes” is calculated by subtracting the “changes in working capital” from “net cash provided by operating activities of continuing operations” as found in the statements of cash flows. “Cash provided by continuing operations before working capital changes per share - basic” is “Cash provided by operations before working capital changes” divided by the basic weighted average number of shares outstanding for the period. Net cash provided by operating activities of continuing operations per share is calculated by dividing the amount with the basic weighted average number of shares outstanding used in the calculation of basic (loss)/income per share.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month's values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered non-GAAP financial measures as defined in Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
Adjusted net income attributable to Golden Star shareholders
The following table shows the reconciliation of net (loss)/income for the period to adjusted net (loss)/income attributable to Golden Star shareholders and adjusted (loss)/income per share attributable to Golden Star shareholders:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of U.S dollars except per share data)	2020	2019	2020	2019
Net (loss)/income attributable to Golden Star shareholders	(67,261)	5,960	(58,659)	(5,000)
Net loss from discontinued operations attributable to Golden Star shareholders	82,112	449	88,976	11,562
Net (loss)/income from continuing operations attributable to Golden Star shareholders	14,851	6,409	30,317	6,562
Add back/(deduct):
Loss/(gain) on fair value of financial instruments	3,735	(4,793)	1,449	(1,344)
Severance charges	—	323	452	4,269
Tax effect of adjustments	7	(53)	(364)	(80)
	18,593	1,886	31,854	9,407
Adjustments attributable to non-controlling interest	(1)	5	32	(14)
Adjusted net income attributable to Golden Star shareholders	18,592	1,891	31,886	9,393

Adjusted net income per share attributable to Golden Star shareholders - basic	0.17	0.02	0.29	0.09
Weighted average shares outstanding - basic (millions)	110.3	109.1	110.0	108.9
The Company uses “Adjusted net income attributable to Golden Star shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net income attributable to Golden Star shareholders. Consequently, the presentation of adjusted net income attributable to Golden Star shareholders enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.
“Adjusted net income attributable to Golden Star shareholders - basic” is calculated by adjusting net loss attributable to Golden Star shareholders for net loss from discontinued operations attributable to Golden Star shareholders, loss from sale of an operation, gain/loss on fair value of financial instruments, severance charges, loss/(gain) on change in estimate of rehabilitation provision, non-cash cumulative adjustment to revenue and finance costs related to the Streaming Agreement and impairment charges. The Company has excluded the non-cash cumulative adjustment to revenue from adjusted net income as the amount is non-recurring, the amount is non-cash in nature and management does not include the amount when reviewing and assessing the performance of the operations. “Adjusted income per share attributable to Golden Star shareholders” for the period is “Adjusted net income attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.

Effective January 1, 2020, share-based compensation expense and income tax expense are included in the determination of Adjusted net income attributable to Golden Star shareholders and the tax effect of change in estimates of rehabilitation assets is excluded from the determination of Adjusted net income attributable to Golden Star shareholders following Management's most recent evaluation.
Adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders should be considered non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk-free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
EBITDA and Adjusted EBITDA
The following table shows the reconciliation of net income/(loss) from continuing operations to EBITDA and Adjusted EBITDA:

(Stated in thousands of U.S dollars)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Net income/(loss) from continuing operations	8,038	11,658	7,738	134	7,382	(1,562)	4,034	8,665
Add back/(deduct):
Finance expense, net	3,672	3,346	3,578	(5,016)	3,240	3,262	3,128	3,214
Income tax expense	13,782	13,971	8,235	9,715	5,244	5,278	7,202	1,525
Depreciation and amortization	5,675	6,272	5,110	4,657	3,879	4,226	4,372	5,593
EBITDA from continuing operations	31,167	35,247	24,661	9,490	19,745	11,204	18,736	18,997
Add back/(deduct):
Loss/(gain) on fair value of financial instruments	3,735	1,776	(4,062)	2,986	(4,793)	(424)	3,873	(3,274)
Other expense/(income)	2,629	(642)	648	7,601	328	3,704	(27)	(24)
Adjusted EBITDA from continuing operations	37,531	36,381	21,247	20,077	15,280	14,484	22,582	15,699

EBITDA from discontinued operations	(40,775)	(1,884)	(6,182)	(64,107)	1,315	(6,457)	(3,784)	(17,730)
Total EBITDA	(9,608)	33,363	18,479	(54,617)	21,060	4,747	14,952	1,267

Adjusted EBITDA from discontinued operations	(5,506)	(2,663)	(4,095)	(7,970)	1,466	(5,660)	(4,198)	(19,161)
Total Adjusted EBITDA	32,025	33,718	17,152	12,107	16,746	8,824	18,384	(3,462)
Corporate severance charges of $3.7 million for the three months ended June 30, 2019 and $0.3 million for the three months ended September 30, 2019 have been reclassified from the corporate general and administrative expenses line into other income/(expense) for the corresponding three months then ended to align with the classification of corporate severance charges for the year ended December 31, 2019. The sum of these corporate severance charges of $4.0 million has been reversed in the three months ended December 31, 2019 to reflect the correct timing of the charges.

OUTSTANDING SHARE DATA
As of October 28, 2020, there were 111,260,841 common shares of the Company issued and outstanding, 1,157,003 stock options outstanding, 1,289,292 deferred share units outstanding, 305,073 share units of 2017 performance and restricted share units outstanding, 1,555,214 share units of UK PSUs (as defined hereinafter) outstanding and the Convertible Debentures which are convertible into an aggregate of 11,444,000 Golden Star common shares.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting judgments, estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2019.

CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following revised accounting standard effective January 1, 2020. The changes were made in accordance with the applicable transitional provisions.

Definition of a Business (Amendments to IFRS 3)

The amendments in Definition of a Business (Amendments to IFRS 3) are changes to Appendix A Defined terms, the application guidance, and the illustrative examples of IFRS 3 only. It:
•clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

There was no accounting impact to the Financial Statements on adoption of this standard.

Revenue recognition
Revenue from the sale of metal is recognized when the Company transfers control over to a customer. The Company’s spot sales of gold are transported to a gold refiner who locates a buyer and arranges sale of the gold. Effective March 20, 2020 and until recommencement of commercial flights between Ghana and South Africa, the sale generally completes on the day of arrival of gold at the refinery in South Africa as a consequence of the change in shipment logistics due to COVID-19. Previously, the sale of gold completed on the same day the gold was shipped from the mine site. The sales price is generally set with reference to the London A.M. or P.M. fix on the day of arrival of gold at the refinery.
UK Performance Share Unit Plan
In February 2020, the Company adopted a new UK Performance Share Unit Plan ("UK PSU Plan") as approved by Golden Star shareholders on May 7, 2020. Under the UK PSU Plan, performance share units ("UK PSUs") may be issued to UK resident employees of the Company or its designated affiliates. UK PSUs may be redeemed for: (i) Golden Star common shares issued from treasury; (ii) Golden Star common shares purchased in the secondary market at the election of the participant and subject to consent of the Company; (iii) a cash payment at the election of the participant and subject to consent of the Company; or (iv) a combination of (i), (ii) and (iii).
Each UK PSU represents one notional common share that is redeemed for common shares or common shares and/or cash subject to the consent of the Company based on the value of a common share at the end of a three-year performance period, to the extent performance and vesting criteria have been met. UK PSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of UK PSUs by the performance adjustment factor, which ranges from 0% to 200%.
The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies determined by the Compensation Committee of the Board. The Company plans to settle these awards in common shares of the Company and so they are accounted for as equity awards with corresponding compensation expense recognized.
Discontinued operation
A discontinued operation is a component of the Company's business, the operations and cash flows of which can be clearly distinguishable from the rest of the Company and which:
•represents a separate major line of business or geographic area of operations;
•is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or
•is a subsidiary acquired exclusively with a view to re-sale.

When an operation is classified as a discontinued operation, the comparative Statement of Operations and Comprehensive (Loss)/Income is re-presented as if the operation had been discontinued from the start of the comparative period.
Deferred consideration
Where settlement of any part of cash consideration is deferred, the amounts receivable in the future are discounted to their present value as at the date of disposal.

The fair value of any contingent consideration is determined based on present value and the discount rate used is adjusted for counterparty or own credit risk. Any changes in fair value are recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

FINANCIAL INSTRUMENTS

	Fair value at
(Stated in thousands of U.S dollars)	September 30, 2020	Basis of measurement	Associated risks
Cash and cash equivalents	48,286	Amortized cost	Interest/Credit/Foreign exchange
Accounts and other receivables	36,239	Amortized cost	Foreign exchange/Credit
Non-hedge derivative liability	309	Fair value through profit and loss	Market price
Trade and other payables	31,015	Amortized cost	Foreign exchange/Interest
Finance leases	1,428	Amortized cost	Interest
7% Convertible Debentures	49,014	Amortized cost	Interest
Macquarie Credit Facility	47,970	Amortized cost	Interest
Derivative liability	6,959	Fair value through profit and loss	Market price
Amortized cost - Cash and cash equivalents, accounts and other receivables, trade and other payables, the Convertible Debentures, the Macquarie Credit Facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The fair value of the derivative liability relating to the Convertible Debentures is estimated using a convertible note valuation model. For the three months ended September 30, 2020, a loss of $4.5 million (nine months ended September 30, 2020 - loss of $1.4 million) was recorded to the consolidated statement of operations. The non-hedge derivative liability relating to collar contracts is estimated using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads. As at September 30, 2020, these costless collars consist of puts and calls on (i) 12,600 ounces with a floor price of $1,500 per ounce and a ceiling price of $1,992 per ounce maturing at a rate of 4,200 ounces per month from October 2020 to December 2020. For the three months ended September 30, 2020, the Company recognized an unrealized gain of $0.8 million (nine months ended September 30, 2020 - unrealized loss of $0.1 million) and realized loss of $2.4 million (nine months ended September 30, 2020 - realized loss of $2.5 million).

DISCLOSURES ABOUT RISKS
The Company is exposed to significant risks including, without limitation to risks associated with changes in interest rates on existing debt obligations, changes in foreign currency exchange rates, commodity price fluctuations, as well as, liquidity risk and credit risk. Moreover, in recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. Such risks include:

Single asset risk

Following the completion of the sale of Prestea, Wassa has become Golden Star's sole source of production, revenue, mineral reserve and resource. Although Golden Star's regional exploration projects provide a well-balanced pipeline with potential to add incremental shareholder value by increasing the Company's mineral reserve and resource base, until such time as any of these projects materializes and growth beyond Wassa is realized, it should be expected that disruptions in Wassa's operations may adversely impact the Company's operating and financial results and position.

Possible adverse effects of the COVID-19 pandemic on future operating results

Refer to the “Going Concern and Liquidity Outlook” section of this MD&A for a discussion of the possibility of operational disruptions as a result of COVID-19.

For a detailed discussion of these and other risks relating to the Company, refer to the Company's Annual Information Form for the year ended December 31, 2019 available on the SEDAR website at www.sedar.com.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of September 30, 2020, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.
The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.

RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the three and nine months ended September 30, 2020 are substantially the same as those disclosed and discussed under the headings “Risk Factors - General Risks”, “Risk Factors - Governmental and Regulatory Risks” and “Risk Factors - Market Risks” in the Company's Annual Information Form for the year ended December 31, 2019 available on the Company's profile on SEDAR at www.sedar.com.

SUPPLEMENTAL FINANCIAL INFORMATION

The following supplemental information provides our Consolidated Statement of Operations and Comprehensive (Loss)/Income for the years ended December 31, 2019 and 2018, as previously reported and as revised to reflect Prestea as a discontinued operation.

For the year ended December 31, 2019	As previously reported	Discontinued operations	Reclassification	As restated
Revenue	264,737	(60,917)	—	203,820
Cost of sales excluding depreciation and amortization	186,340	(76,217)	—	110,123
Depreciation and amortization	29,054	(11,920)	—	17,134
Mine operating profit	49,343	27,220	—	76,563

Other expenses/(income)
Exploration expense	3,195	—	—	3,195
General and administrative	19,091	(1,293)	(3,119)	14,679
Share-based compensation	—	—	3,119	3,119
Other expense	11,565	322	—	11,887
Loss on fair value of financial instruments	1,642	—	—	1,642
Impairment	56,762	(56,762)	—	—
Income before finance and tax	(42,912)	84,953	—	42,041
Finance expense, net	7,623	(3,009)	—	4,614
Net (loss)/income before tax	(50,535)	87,962	—	37,427
Income tax expense	27,439	—	—	27,439
Net (loss)/income and comprehensive (loss)/income from continuing operations	(77,974)	87,962	—	9,988
Net loss and comprehensive loss from discontinued operations	—	(87,962)	—	(87,962)
Net loss and comprehensive loss for the period	(77,974)	—	—	(77,974)

Net loss attributable to non-controlling interest	(10,540)	—	—	(10,540)
Net loss attributable to Golden Star shareholders	(67,434)	—	—	(67,434)
Net loss and comprehensive loss for the period	(77,974)	—	—	(77,974)

Net (loss)/income from continuing operations per share attributable to Golden Star shareholders
Basic	$(0.62)	$0.67	—	$0.05
Diluted	$(0.62)	$0.67	—	$0.05

Net loss from discontinued operations per share attributable to Golden Star shareholders
Basic	$(0.62)	$(0.05)	—	$(0.67)
Diluted	$(0.62)	$(0.05)	—	$(0.67)

Net loss per share attributable to Golden Star shareholders
Basic	$(0.62)	—	—	$(0.62)
Diluted	$(0.62)	—	—	$(0.62)

For the year ended December 31, 2018	As previously reported	Discontinued operations	Reclassification	As restated
Revenue	273,017	(89,939)	—	183,078
Cost of sales excluding depreciation and amortization	223,729	(111,467)	—	112,262
Depreciation and amortization	33,939	(11,873)	—	22,066
Mine operating profit	15,349	33,401		48,750

Other expenses/(income)
Exploration expense	2,959	—	—	2,959
General and administrative	16,428	(1,199)	(1,278)	13,951
Share-based compensation	—	—	1,278	1,278
Other (income)/expense	(3,603)	3,029	—	(574)
Gain on fair value of financial instruments	(6,786)	—	—	(6,786)
Income before finance and tax	6,351	31,571	—	37,922
Finance expense, net	18,072	(2,771)	—	15,301
Net (loss)/income before tax	(11,721)	34,342	—	22,621
Income tax expense	12,350	—	—	12,350
Net (loss)/income and comprehensive (loss)/income from continuing operations	(24,071)	34,342	—	10,271
Net loss and comprehensive loss from discontinued operations	—	(34,342)	—	(34,342)
Net loss and comprehensive loss for the period	(24,071)	—	—	(24,071)

Net loss attributable to non-controlling interest	(5,948)	—	—	(5,948)
Net loss attributable to Golden Star shareholders	(18,123)	—	—	(18,123)
Net loss and comprehensive loss for the period	(24,071)	—	—	(24,071)

Net (loss)/income from continuing operations per share attributable to Golden Star shareholders
Basic	$(0.21)	$(0.30)	—	$0.09
Diluted	$(0.21)	$(0.30)	—	$0.06

Net loss from discontinued operations per share attributable to Golden Star shareholders
Basic	$(0.21)	$(0.09)	—	$(0.30)
Diluted	$(0.21)	$(0.09)	—	$(0.30)

Net loss per share attributable to Golden Star shareholders
Basic	$(0.21)	—	—	$(0.21)
Diluted	$(0.21)	—	—	$(0.21)